

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 11, 2019

Pamela M. Krill, Esq.
Godfrey & Kahn, S.C.
One East Main Street, Suite 500
Madison, Wisconsin 53703

Re: <u>Dividend and Income Fund and Bexil Advisers LLC, File No. 812-14950</u>

Dear Ms. Krill:

By Form APP-WD filed with the Securities and Exchange Commission on May 6, 2019, you requested, on behalf of applicants, that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Trace W. Rakestraw

Trace W. Rakestraw
Branch Chief
Chief Counsel's Office

cc: Russell Kamerman, Esq., Bexil Advisers LLC